Exhibit 21.1
SUBSIDIARIES OF THE REGISTRANT

Name of Entity	State/Country of Organization
Capillary Biomedical, LLC	United States
Sugarmate, LLC	United States
Tandem Diabetes Care Canada, Inc.	Canada
Tandem Diabetes Care Europe B.V.	Netherlands
Tandem Diabetes Care International Sarl	Switzerland
Tandem Diabetes Care Switzerland Sarl	Switzerland